                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 16 January 2004


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                         -

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                PREMIER FARNELL PLC
                                                    (Registrant)


      Date: January 16, 2004                    By: Steven John Webb
                                                    ---------------------------
                                                    Steven John Webb
                                                    Group Company Secretary and
                                                    General Counsel

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                    ZURICH FINANCIAL SERVICES AND ITS GROUP



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3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         HOLDER, THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN           BNY (OCS) Nominees Ltd            A/c 219064         558,623
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           BNY (OCS) Nominees Ltd            A/c 219059         458,263
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18        Littledown Nominees Ltd           A/c 09890          361,167
                                                             Littledown Nominees Ltd           A/c 07199          123,369
      NOT DISCLOSED                                          Littledown Nominees Ltd           A/c 02642          462,930
                                                             Littledown Nominees Ltd           A/c 21688          896,792
                                                             Littledown Nominees Ltd           A/c 07205          772,566
                                                             Littledown Nominees Ltd           A/c 11121           59,013
                                                             Littledown Nominees Ltd           A/c 02891        5,953,913
                                                             Littledown Nominees Ltd           A/c 03449        1,437,126
                                                             Littledown Nominees Ltd           A/c 07207        1,867,721
                                                             Williams & Glynns Nominees Ltd    A/c 0700096001     271,422

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5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED

      NOT DISCLOSED              NOT DISCLOSED               N/A                           N/A


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9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

                                                             NOT DISCLOSED                  14 JANUARY 2004
     ORDINARY SHARES OF 5P EACH


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION
      13,222,905
                                                             3.6%




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14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES


                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             0113 387 5277

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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      STEVEN WEBB
      COMPANY SECRETARY
      PREMIER FARNELL PLC
      150 ARMLEY ROAD
      LEEDS LS12 2QQ
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DATE OF NOTIFICATION      15 JANUARY 2004

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